Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. 2025

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ARBE ROBOTICS LTD.

Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes to authorize proxies submitted over the Internet prior to the meeting must be received by 11:59 p.m., Eastern Time, on September 16, 2025.

INTERNET – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

Vote at the Meeting –
If you plan to attend the virtual online annual general meeting, you may vote at this meeting and will need your 12 digit control number to vote electronically at the annual general meeting. To attend:
https://www.cstproxy.com/arberobotics/2025

E-MAIL – Mark, sign and date your proxy card and e-mail your proxy card to **proxy@continentalstock.com**

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

PROXY CARD

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE PROPOSALS LISTED BELOW:

Please mark your votes like this **X**

1. ELECTION OF CLASS I DIRECTORS
To elect each of Dr. Noam Arkind and Mr. Chris Van Dan Elzen as Class I Directors, each for a term of approximately three years until the Company's annual general meeting of shareholders to be held in 2028 and until his successor is duly elected, and to approve the compensation terms of Mr. Chris Van Dan Elzen.

	FOR	AGAINST	ABSTAIN
1(a) Dr. Noam Arkind	☐	☐	☐
1(b) Mr. Chris Van Dan Elzen and its compensation terms	☐	☐	☐

2. EXECUTIVE DIRECTORS' COMPENSATION
To approve a special one-time grant as presented in the Proxy Statement to be granted to each of:

	FOR	AGAINST	ABSTAIN
2(a) Mr. Kobi Marenko, the Company's Chief Executive Officer and a member of the Board.	☐	☐	☐
2(b)Noam Arkind, the Company's Chief Technology Officer and a member of the Board.	☐	☐	☐

As of the date of this Proxy Statement, the Company is not aware of any Controlling Shareholder for purposes of the Israeli Companies Law and as defined in the Proxy Statement; and By voting on Proposal 2(a) herein, the undersigned confirms it has no 'personal interest' thereunder for purposes of the Israeli Companies Law (as such term defined in the Proxy Statement).

3. NON-EXECUTIVE DIRECTOR COMPENSATION
To approve an equity-based award to each of:

	FOR	AGAINST	ABSTAIN
3(a) Dr. Boaz Schwartz, a member of the Board.	☐	☐	☐
3(b) Thilo Koslowski, a member of the Board.	☐	☐	☐

4. APPOINTMENT OF INDEPENDENT AUDITORS:
To approve the appointment of Somekh Chaikin, a member firm of KPMG International, a registered public accounting firm as the Company's independent registered public accounting firm for the year ending December 31, 2025 and until the Company's 2026 annual general meeting of shareholders, and to authorize the Audit Committee and/or Board to fix such accounting firm's annual compensation.

FOR	AGAINST	ABSTAIN
☐	☐	☐

5. INCREASE OF REGISTERED SHARE CAPITAL
To approve an increase of the Company's registered (authorized) share capital by an additional NIS 7,560, which consists of 35,000,000 ordinary shares par value NIS 0.000216 each, increasing the number of authorized ordinary shares to 200,000,000, and amending the Company's Articles of Incorporation to reflect such change.

FOR	AGAINST	ABSTAIN
☐	☐	☐

The signor hereby revokes all previous proxies given by the signer to vote at the Annual General Meeting or any adjournments thereof.

For address changes and/or comments, please check this box and write them on the lines below. ☐

____

____

CONTROL NUMBER

Signature______________________________Signature, if held jointly__________________________________Date_____________, 2025

Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.

2025 Important Notice Regarding the Internet Availability of Proxy Materials for the Annual General Meeting of Shareholders To view the Proxy Statement and the Form 20-F and Form 20-F/A for the year ended December 31, 2024 and to Attend the Annual General Meeting, please go to: https://www.cstproxy.com/arberobotics/2025 PROXY CARD ARBE ROBOTICS LTD. PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 17, 2025 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned hereby constitutes and appoints Adv. Maya Bar-On, as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all the ordinary shares of Arbe Robotics Ltd. (the “Company”) that the undersigned is/are entitled to vote, held at the close of business on August 15, 2025, at the Annual General Meeting of Shareholders (the “Meeting”), to be held virtually via videoconference at https://www.cstproxy.com/arberobotics/2025, on September 17, 2025 16:00 (Israel time), which is 9:00 AM Eastern Daylight Time, and at any and all adjournments or postponements thereof, on the following matters, which are more fully described in the Proxy Statement (the “Proxy Statement”) relating to the Meeting. The undersigned acknowledges receipt of the Proxy Statement relating to the Meeting. THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS GIVEN WITH RESPECT TO ANY OF THE PROPOSALS FOR THE MEETING, THIS PROXY WILL BE VOTED “FOR” WITH RESPECT TO EACH OF THE PROPOSALS, AND IN SUCH MANNER AS THE HOLDER OF THE PROXY DETERMINES WITH RESPECT TO ANY OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ALL AND ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF. ANY AND ALL PROXIES HERETOFORE GIVEN BY THE UNDERSIGNED ARE HEREBY REVOKED Continued and to be signed on reverse side